SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
              ----------------------------------------------------

                      In the Matter of the Application of:

                       MFS GOVERNMENT MARKETS INCOME TRUST
                          MFS INTERMEDIATE INCOME TRUST
                    MASSACHUSETTS FINANCIAL SERVICES COMPANY

                              File No. 812 - 13482

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         THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO
        SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER
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Please direct all communications, notices and orders to:

Mark N. Polebaum, Esq.
Executive Vice President and General Counsel
Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

         AND

Gregory D. Sheehan, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624












                                                This document contains 35 pages.

                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION

--------------------------------------------------------------------------------
In the Matter Of                                    THIRD AMENDED AND RESTATED
                                                    APPLICATION PURSUANT TO
MFS GOVERNMENT MARKETS INCOME TRUST                 SECTION 6(c) OF THE
MFS INTERMEDIATE INCOME TRUST                       INVESTMENT COMPANY ACT OF
MASSACHUSETTS FINANCIAL SERVICES COMPANY            1940, AS AMENDED, FOR AN
                                                    ORDER OF EXEMPTION FROM
                                                    SECTION 19(b) OF THE ACT AND
File No. 812 - 13482                                RULE 19b -1 THEREUNDER.
--------------------------------------------------------------------------------


     MFS Government Markets Income Trust and MFS Intermediate Income Trust (the "Applicant Funds") and Massachusetts Financial Services Company ("MFS" or the "Adviser")(the Applicant Funds together with the Adviser, the "Applicants") and each registered closed-end investment company existing as of, or created or acquired after, the submission of this third amended and restated application for an Order (defined below) for which MFS (including any successor in interest)(1) or an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the "Act")) with MFS serves as investment adviser (such entities, together with MFS, the "Investment Advisers") that decides in the future to rely on the requested relief(2) (such investment companies, together with the Applicant Funds, are referred to as the "Funds") hereby apply for an order (the "Order") of the
________________

(1) A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2) All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order (as defined below) are named as Applicants, and any closed-end investment company that may rely on the order in the future will satisfy each of the representations in the application and comply with the terms and conditions of this Application.

Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing Applicants an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.

I.   APPLICANTS.

     Each Applicant Fund is a closed-end management investment company registered under the Act and has only issued common shares. MFS Government Markets Income Trust was organized as a business trust under the laws of The Commonwealth of Massachusetts on March 27, 1987. MFS Intermediate Income Trust was organized as a business trust under the laws of The Commonwealth of Massachusetts on December 30, 1987. Shares of each Applicant Fund currently trades on the New York Stock Exchange (the "NYSE"). Set forth below in tabular format is descriptive information regarding the Applicant Funds:

Fund                               Investment Objective            Summary Strategy
----                               --------------------            ----------------
MFS Government Markets Income      To provide high current         Invests 80% in U.S. and non-U.S.
Trust                              income, but may also consider   government securities.  May also invest
                                   capital appreciation.           in other types of debt instruments.
                                                                   Invests substantially in investment
                                                                   grade debt instruments.

MFS Intermediate Income Trust      To provide high current         Invests primarily in debt instruments.
                                   income, but may also consider   Invests substantially in investment
                                   capital appreciation.           grade debt instruments.  Average
                                                                   portfolio life is normally between three
                                                                   and ten years.

     MFS, a Delaware corporation that is a registered investment adviser under the Investment Advisers Act of 1940, as amended, acts as the Applicant Funds' investment adviser. MFS (or its affiliates) currently serves as the investment adviser to investment companies and various individual and institutional clients with combined assets under management of approximately $134 billion as of December 31, 2008. MFS is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Financial Inc. (a diversified financial services company).

II.  RELIEF REQUESTED.

     Section 19(b) of the Act provides that it shall be unlawful, in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months. Rule 19b-1 under the Act generally provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than
(i) one distribution of long-term capital gains, as defined in the Code, in any one taxable year of the company, (ii) one additional net long-term capital gains distribution made in whole or in part to avoid excise tax under Section 4982 of the Code, and (iii) one supplemental "clean-up" distribution of net long-term capital gains pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for such taxable year.

     Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common stock, and as often as distributions are specified in or pursuant to the terms thereof in respect of its preferred stock, if any, so long as it maintains in effect a policy to distribute (i) with regard to its common stock, a fixed percentage per year of the average net asset value ("NAV") per share of its common stock, a fixed percentage per year of the market price per share of its common stock, or a fixed dollar amount per common share in accordance with a level-distribution plan, and (ii) with regard to each series of its preferred stock, a specified percentage, whether such specified percentage is determined at the time the preferred stock is initially issued, pursuant to periodic remarketing or auctions or otherwise.(3) With respect to each Fund, a distribution policy described above and adopted by such Fund is referred to as a "Distribution Policy."

     If the total distributions required by a Fund's Distribution Policy exceed the Fund's investment income and net capital gains realized in the current year without regard to any capital loss carryforwards, the excess will be treated as a return of capital. If a Fund's net investment income, net short-term realized gains and net long-term realized gains for any year exceed the amount required to be distributed under the applicable Distribution Policy, the Fund intends to pay such excess once a year but may, in its discretion, retain and not distribute the portion of such excess comprising net long-term
___________________
(3) While a Fund's common stock typically is listed and trades on an exchange such as the NYSE, its preferred stock, if any, typically is not listed or traded on an exchange but instead trades at periodic auctions or remarketings. The periodic dividend rate for any particular series of preferred stock, if any, of a Fund may be either fixed by the trustees of the issuing Fund or established periodically in auctions or remarketings or with reference to an objective index. The main difference between auctions and remarketings is the dividend determination mechanism. The auction process that establishes the dividend rates for preferred stock involves one-sided bidding, in which investors submit bids into auctions that are administered by an auction agent. The remarketing process that establishes the dividend rates for preferred stock is a two-sided procedure involving discussions between the remarketing agent, existing holders and potential buyers, which result in the establishment by the remarketing agent of a dividend rate. Auctions and remarketings are both designed to result in the lowest dividend rate that will enable the preferred stock to trade in the auction or remarketing at its original offering price, subject to a stipulated maximum and minimum dividend rate scale. The dividend rate determined at the auction or remarketing will apply to all shares subject to such auction or remarketing during the same dividend period. The Applicant Funds do not use any auction agents or remarketing agents that are affiliated with the Adviser.

capital gains or, to the extent not inconsistent with satisfaction of the distribution requirement of Code Section 852(a), net investment income. A Fund's Distribution Policy could require a dividend to be paid, notwithstanding any capital loss carryforwards, including when the Fund realizes net capital gains for the current year (prior to taking into account such carryforwards). This would result in a distribution that is economically a return of capital, but would be treated as an ordinary dividend for tax purposes.

     The Distribution Policy with respect to each Fund's common stock will be initially established, reviewed and approved by the board of trustees of such Fund (the "Board"). Prior to making distributions in reliance on this Order,(4) the Board of a Fund, including a majority of the trustees who are not "interested persons" of the Fund, as defined in Section 2(a)(19) of the Act (the "Independent Trustees"), will have:

          (1) approved the Fund's adoption of the Distribution Policy;

          (2) requested and evaluated, and MFS, the Funds' investment adviser, shall have furnished, such information as may be reasonably necessary for an informed determination of whether the Distribution Policy should be adopted and implemented;

______________________
(4) In 2007, the Board of MFS Government Markets Income Trust and MFS Intermediate Income Trust adopted a level-distribution policy for each Fund's common shares. In adopting these distribution policies, the Board complied with all of the representations made in this Application. At the time, each of the two Funds had substantial capital loss carryforwards and realized and unrealized net capital losses in its portfolio that the Adviser believed, absent unusual changes to current market conditions, would be sufficient to offset the Fund's long-term capital gains for a period of time. The Adviser believes that each of these Funds will be able to continue to make distributions in accordance with its respective plan for the time being without exceeding applicable limits on long-term capital gains distributions under the Act. These funds will only make distributions of long-term capital gains more frequently than the applicable limits under the Act in the event the requested Order is granted. Any such distributions made in reliance on the Order will comply with the terms and conditions of this Application.

          (3) determined that adoption and implementation of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in (2) above, including, without limitation:

               (i) the purpose(s) of the Distribution Policy as stated in this application,

               (ii) information  about  any  potential  or actual  conflicts  of interest that the Investment Adviser, any affiliated person of the Investment Adviser, or any other affiliated person of the Fund may have relating to the adoption or implementation of the Distribution Policy,

               (iii) whether  the rate of  distribution  under the  Distribution
                    Policy will exceed the Fund's expected total return (in relation to NAV); and

               (iv) the   reasonably   foreseeable   material   effects  of  the
                    Distribution Policy on the Fund's long-term total return (in relation to market price and NAV);

          (4) approved the adoption of compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act that:

               (i) are reasonably designed to ensure that all notices required to be sent to Fund shareholders pursuant to section 19(a) of the Act and Rule 19a-1 thereunder (each a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) as set forth under the section "Applicants Conditions" below, and that all other communications by the Fund or its agents, as described in condition 3(a) as set forth under the section "Applicants Conditions" below, about the distributions under the Distribution Policy include the disclosure required by condition 3(a) as set forth under the section "Applicants Conditions" below, and

               (ii) require  the  Fund  to keep  records  that  demonstrate  its compliance with all of the conditions of this Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices; and

          (5) recorded the information, pursuant to representation (3) above, considered by it and the basis for its approval of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place or such longer period as may otherwise be required by law.

III. JUSTIFICATION FOR THE REQUESTED RELIEF.

     Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in
Section 6(c) of the Act, and would be in the best interests of the Applicants and their respective shareholders.

     A. General Public Policy Considerations.

     A large number of registered closed-end investment companies have adopted level distribution plans like the ones described in this Application. Several of those same registered closed-end investment companies have requested, and been granted, exemptive relief from Section 19(b) and Rule 19b-1 for both their common and preferred stock. There is no public policy reason why investors, with full disclosure of the nature of the periodic dividends and distributions, should not have the opportunity to select a registered closed-end investment company, such as the Funds, with a distribution plan, such as a Distribution Policy adopted by a Fund, calling for periodic fixed cash dividends and distributions as described above, with respect to its common and/or preferred shares, of net investment income and realized capital gains (including realized long-term capital gains), with a Fund returning capital to the extent that net investment income and realized capital gains plus undistributed earnings and profit from prior years are insufficient to meet the dividend and distributions requirements under its Distribution Policy.

     By limiting the number of net long-term capital gain distributions that the Funds may make with respect to any one year, the normal operation of Rule 19b-1 generally prevents the use of realized long-term capital gains as a source of the monthly distributions made under a Fund's Distribution Policy for its common stock (as well as the use of such gains in periodic distributions specified by or pursuant to the terms of the Fund's preferred stock, if any). As a result, even though realized net long-term capital gains otherwise might be available,(5) to the extent net investment income and realized net short-term capital gains are insufficient to make up an entire distribution, Rule 19b-1
__________________
(5) The IRS treats distributions in excess of the amount that can be designated as capital gain dividends as taxed to shareholders as ordinary income, to the extent those distributions do not exceed the fund's earnings and profits. Internal Revenue Code of 1986, as amended, Sec. 316(a), Treas. Reg. 1.316-2(a).

seemingly would force part of a monthly distribution to be funded with a return of capital. However, as described below, tax accounting standards provide that a Fund may not characterize any distribution as a return of capital so long as it has any undistributed income, which would mean that the sources of any periodic distribution could not be finally determined until the close of the Fund's taxable year. Moreover, in the case of a Fund with only common shares outstanding, tax rules require that the total annual return of capital, if any, must be distributed so that the amounts constitute the same proportion of each of the twelve monthly distributions to common shareholders.(6) As a result, the long-term capital gains that exceed the common stock's fixed monthly distributions are either added as an "extra" to one of the permitted capital gains distributions on the common stock, thus exceeding the total annual amount called for by the Fund's Distribution Policy, or retained by the Fund (with the Fund potentially liable for taxes on such retained amount).

     Applicants further note that, by limiting the number of net long-term capital gain distributions that a Fund may make with respect to any one year without exemptive relief, Rule 19b-1 would potentially prevent implementation of a Distribution Policy for any Fund that expects to realize capital gains, without reference to when these gains are recognized during the course of a year. From an accounting point of view, in the interpretation of Rule 19b-1 by the Accounting Standards Executive Committee (the "Committee") of the American Institute of Certified Public Accountants,(7) a Fund is
__________________
(6) Treas. Reg. Sec. 1.316-2(b). Where a Fund has preferred shares as well as common shares outstanding and it makes distributions to shareholders in excess of its current and accumulated earnings and profits in any taxable year, the available earnings and profits are allocated first to the distributions made to holders of preferred shares, and only thereafter to distributions made to holders of common shares (such latter earnings and profits are then allocated as described above).
(7) American Institute of Certified Public Accountant: Statement of Position 93-2, February 1, 1993.

required to estimate, based on its sources and amounts of various types of income to date, what portion of each distribution is from income of any type or accumulated undistributed earnings and profits and what portion is a return of capital. Under the accounting interpretations of the Committee, a Fund may not characterize as a return of capital any distribution so long as it has any undistributed income.

     In addition, IRS Revenue Ruling 89-81, 1989-1 C.B. 226 ("Revenue Ruling 89-81") requires regulated investment companies having more than one class of stock to make designations of various types of income (such as taxable, tax-exempt, and capital gains) to each class of stock in proportion to the total amount of dividends distributed to each class. For regulated investment companies with classes of both common stock and preferred stock outstanding, such as certain of the Funds, this requirement to allocate capital gains proportionately to the preferred stock could, under certain circumstances, require a Fund to make a greater number of capital gain distributions in respect of such preferred stock than is permitted under Section 19(b) and Rule 19b-1. This Application requests an exemption from Section 19(b) and Rule 19b-1 to permit the Funds to satisfy the requirements of Revenue Ruling 89-81 with respect to any Fund with more than one class of stock outstanding.

     Under certain circumstances, a Fund can comply with both Revenue Ruling 89-81 and Rule 19b-1 if it is required to make only one distribution of long-term capital gains in a tax year to satisfy the requirements of Revenue Ruling 89-81. The interaction of Revenue Ruling 89-81 and Rule 19b-1 can be illustrated through a simple example of a Fund that has two classes of stock - namely, common stock and one series of preferred

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

stock.(8) If, during a given tax year, the Fund paid a total of $8,000,000 in ordinary dividends on its common stock and $2,500,000 in ordinary dividends on its preferred stock, the applicable ratio for the preferred stock would be 23.8%. If during this same tax year, the Fund realized $200,000 in long-term capital gains, Revenue Ruling 89-81 would require the Fund to designate $47,600 (23.8% of $200,000) of such capital gains to the preferred stockholders, with the remaining $152,400 of these capital gains designated to common stockholders.

     In this example, the $47,600 of long-term capital gains designated to preferred stockholders would be included in one or more of the regular dividends paid to preferred stockholders. Assuming that the preferred stock established its dividend rates through auctions, prior to the auction at which the dividend rate is determined for the first dividend period that includes a long-term capital gains distribution, the dividend on the preferred stock for that period would be designated as long-term capital gains up to a maximum long-term capital gain distribution of $47,600.

     If, using this same example, prevailing market conditions required that preferred stockholders receive $50,000 in a single dividend period, the entire $47,600 of long-term capital gains would be issued in that single dividend distribution. Of the $50,000 dividend paid to preferred stockholders for that dividend, $47,600 would take the form for federal income tax purposes of a long-term capital gains distribution while the remaining $2,400 would be characterized for federal income tax purposes as an ordinary taxable dividend. The preferred stockholders will still have received the $50,000 aggregate cash dividend as expected; unlike the portion of the dividend designated as an
________________
(8) In the case in which a Fund has multiple series of preferred shares, the allocations described in this example would apply in the same manner to each series of the preferred shares.

ordinary taxable dividend, the capital gains will of course be taxable. In this example, since the entire amount of the long-term capital gains to be distributed under Revenue Ruling 89-81 is included in a single dividend, the distribution does not violate Rule 19b-1's prohibition on multiple distributions of long-term capital gains in any tax year.

     However, if the circumstances were to vary slightly, it is possible that the Fund, in this example, would not be able to distribute the entirety of the proportionate share of long-term capital gains required to be distributed to its preferred stockholders in a single distribution. For instance, if the Fund had realized long-term capital gains of $1,000,000 (instead of $200,000), the portion of this gain that Revenue Ruling 89-81 would require be designated to the preferred stockholders would be $238,000 (23.8% of $1,000,000). Prior to the next auction, the Fund would determine that the upcoming dividend would be designated as a long-term capital gains distribution up to a maximum of $238,000. Assuming again that market conditions resulted in the preferred stockholders demanding in the aggregate $50,000 per single dividend period (which amount could be affected in turn by the prospect of taxable capital gains), it would take five separate dividend distributions to distribute fully the long-term capital gains required to be distributed by Revenue Ruling 89-81.(9)

     This example of a Fund  requiring  five  auctions to  distribute  long-term capital gains to preferred stockholders to comply with Revenue Ruling 89-81 illustrates a conflict between Revenue Ruling 89-81 and Rule 19b-1, and the consequent need for exemptive relief from Section 19(b) and Rule 19b-1 to permit a Fund to make multiple long-term capital gains distributions to preferred stockholders beyond that which Rule
________________
9) All of the first four distributions would be designated as long-term capital gains. With respect to the fifth distribution, $38,000 would constitute long-term capital gains and the remaining $12,000 would be ordinary income. Again, this would have no impact on preferred stockholders from a cash perspective.

19b-1 technically allows. While Rule 19b-1 does give regulated investment companies some flexibility with respect to long-term capital gains distributions, the aforementioned scenario illustrates that a Fund could use all of the exceptions provided by Rule 19b-1 and, because it would need to make further distributions to the different series of its preferred stockholders, be unable to comply with Revenue Ruling 89-81, and Section 19(b) and Rule 19b-1.

     The requested relief would permit the Funds to make the payments specified in their Distribution Policies without exposing the Funds' shareholders to unintended adverse consequences described above.

     B. Shareholder Interests and Market Perception.

     Applicants believe that investors in the common shares of the Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady flow of predictable income, and note that other closed-end funds have adopted level distribution plans to respond to this investor preference. Accordingly, certain investors may generally expect certain of the Funds to have a similar regular/monthly distribution plan.

     In addition, in the case of common stock of closed-end funds, such common stock often trades in the marketplace at a discount to its net asset value. At times, shareholders of certain closed-end funds trading at discounts have made it increasingly clear to the boards of directors and management of their funds that serious steps need to be taken toward addressing the discount. To try to reduce the persistent discounts at which their shares trade, many closed-end funds have adopted level distribution plans, which call for fixed monthly or quarterly distributions to shareholders. In the view of the Applicants, the discount at which certain of the Funds' common stock may trade also may be reduced if such Funds similarly adopt a level distribution plan which would require such Funds to pay capital gains dividends with respect to their common stock more frequently than is permitted under Rule 19b-1.

     C. Each Fund's shareholders would receive information sufficient to inform them of the nature of the payments under a Distribution Policy for the common and/or preferred stock.

     One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1(10) was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. However, the Distribution Policies, including the fact that the distributions called for by the policies may include returns of capital to the extent that a Fund's net investment income and net capital gains are insufficient to meet the fixed dividend, will be fully and repeatedly described in the Funds' periodic communications to its shareholders, including the periodic report to shareholders next following the institution of any such policy.

     In accordance with Rule 19a-1 under the Act, a 19(a) Notice showing the anticipated source or sources of the distribution, i.e., net income, net realized capital gains and/or returns of capital, would accompany each distribution (or the confirmation of the reinvestment thereof under a Fund's common stock dividend reinvestment plan). Each 19(a) Notice, in addition to the information required by Section 19(a) and Rule 19a-1 will also include the information set forth under the sub-heading "Disclosures to Shareholders" in the "Applicants' Conditions" section below. The eventual actual amount and source or sources of distribution received during the calendar year will be
__________________
((10) See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95
(1966) (the "Report")); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969);
H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

included on each Fund's IRS Form 1099-DIV reports of distributions during the year, which will be sent early the following year to each shareholder of record who received distributions (including shareholders who have sold shares during the year). The sources of the distributions provided on IRS Form 1099-DIV may significantly differ from the sources anticipated on the 19(a) Notice. This information on an aggregate basis also would be included in each Fund's annual report to shareholders.

     Applicants accordingly believe that each Fund's shareholders will be provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income and realized capital gains and may not represent yield or investment return.

     D. Rule 19b-1, under certain circumstances, gives rise to improper influence on portfolio management decisions, with no offsetting benefits to shareholders.

     Another concern leading to the adoption of Rule 19b-1 was that frequent capital gains distributions could impose pressure on management to realize capital gains on a regular and frequent basis and at a time when pure investment considerations would dictate not doing so.(11) However, when applied to pay-out policies not based on realized capital gains, Rule 19b-1 actually creates an inappropriate influence on portfolio management decisions by imposing pressure to limit the realization of long-term capital gains to an annual total that is a small fraction of an Applicant's net investment income and short-term capital gains. In this situation, given the difficulties of distribution, Rule 19b-1 may create an alternative pressure to ensure that gains will be short-term rather
___________________
(11) See Report at 194-95.

than long-term, and therefore not subject to Rule 19b-1's limitation on the number of long-term capital gains, which would be an equally inappropriate influence on portfolio management decisions. Accordingly, Rule 19b-1, when applied to a fixed distributions policy not based on realized capital gains, ironically gives rise to one of the concerns - inappropriate influence on portfolio management decisions - that the Rule was designed to avoid. In addition, if the requested exemptive relief is granted, the shareholders of each Fund that adopts a Distribution Policy may benefit from the continued investment of monies, which might otherwise have been distributed as a return of capital in order to meet the Fund's dividend requirements under the Distribution Policy, because the Fund will be able to retain such amounts to the extent that long-term capital gains are available and are appropriately distributed throughout the year in satisfaction of the respective Distribution Policy.

     No purpose would appear to be served by the distortion in the intended operation of the Distribution Policies required in order to comply with Rule 19b-1. There is no reason for requiring return of capital distributions on the Funds' common stock beyond what is necessary to make up any shortfall between each Fund's annual distribution requirements under a Distribution Policy and its net investment income and capital gains, or for forcing the Funds to either pay out more than is called for by their Distribution Policies or to retain (and pay taxes on) long-term capital gains to an extent greater than would otherwise be the case and creating potential compliance problems under Revenue Ruling 89-81. The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains by a Fund when to do so would be counter to investment considerations. As a result, gains may not be realized or they may be realized as short-term, rather than long-term, gains. The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds, subject to the conditions of the Order, to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-l.

     E. Other concerns leading to adoption of Rule 19b-1 are not applicable.

     Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gain distributions could facilitate improper fund sales practices including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gain dividend ("selling the dividend"), where the dividend results in an immediate corresponding reduction in net asset value and is in effect a taxable return of the investor's capital. However, by paying out periodically a portion of the capital gains that have occurred, the Funds' periodic pay-out policies will help avoid the buildup of large end-of-the-year distributions and accordingly help to avoid the scenario in which an investor acquires shares that are subject to a large upcoming capital gains dividend.

     The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to a specified periodic dividend and no more and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the express purpose of receiving specific payments at the frequency bargained for, and the application of Rule 19b-1 to preferred stock may be contrary to the expectation of such investors. There is also currently a tax rule designed to prevent investors from selling the dividend, which provides that any loss on a share held for six months or less that is attributable to a long-term capital gain dividend must be treated as a long-term capital loss.(12)

     F. General matters.

     A Fund's Distribution Policy with respect to its common stock and any Distribution Policy with respect to preferred stock of the Fund, if applicable, will not be related to one another in any way other than that a Fund's ability to comply with the requirements of Revenue Ruling 89-81 may possibly be enhanced if the Order is granted with respect to both its common stock and preferred stock. A Fund's Distribution Policy with respect to its common stock will be initially established and reviewed at least annually in light of the Fund's performance by its Board. No Fund is required to adopt a Distribution Policy, and each Fund that does adopt such a policy may change or abandon it any time at the discretion of the Fund's Board.

     The relief requested would provide the Funds with flexibility in meeting investor interest in particular kinds of funds, such as the Applicant Funds, and in receiving predictable, fixed-rate distributions. In addition, as noted above, implementation of the relief would actually ameliorate certain concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling the dividend" problem, which Section 19(b) and Rule 19b-1 do not prevent.

     In summary, Rule 19b-1, in the circumstances referred to above, distorts the effective and proper functioning of a Distribution Policy that may be adopted by a Fund for its common stock (and any specific periodic payment policies adopted for its preferred stock) and gives rise to the very pressures on portfolio management decisions
_____________________
(12)   See Section 852(b)(4) of the Internal Revenue Code of 1986.

that Rule 19b-1 was designed to avoid. These distortions forced by Rule 19b-1 in this context would appear to serve no purpose and are not in the best interests of shareholders. The Applicant Funds' Board believes that obtaining the exemptive relief requested is in the best interests of the Funds' shareholders.

     IV. APPLICANTS' CONDITIONS.

Applicants agree that, with respect to each Fund seeking to rely on the order, the order granting the requested relief with respect to any Fund's common stock will be subject to each of the following conditions with respect to such common stock:

          (1) Compliance Review and Reporting:

          A Fund's Chief Compliance Officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly board meeting, whether (i) the Fund and the Fund's Adviser have complied with the conditions in the Order, and (ii) a Material Compliance Matter, as defined in Rule 38a-l(e)(2) under the Act, has occurred with respect to compliance with such conditions; and (b) review the adequacy of the policies and procedures adopted by the Fund's Board no less frequently than annually.

          (2) Disclosures to Fund Shareholders:

          (a) Each 19(a) Notice to the holders of the Fund's common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

               (i)  will provide, in a tabular or graphical format:

                    (1) the amount of the  distribution,  on a per common  share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital sources;

                    (2) the fiscal year-to-date cumulative amount of distributions on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

                    (3) the  average  annual  total  return in  relation  to the change in NAV per share of common stock for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month prior to the most recent distribution declaration date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

                    (4) the cumulative total return in relation to the change in
               NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date(13);

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

               (ii) will include the following disclosure:

               (1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";

               (2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with `yield' or `income.' ";(14) and

               (3) "The  amounts and sources of  distributions  reported in this
          19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for
          tax  reporting   purposes  will  depend  upon  the  Fund's  investment
          experience during the remainder of its fiscal year and may be subject to changes
______________
(13) A Fund will reflect the total return and distribution rate expressed as a percentage of NAV on a cumulative basis for the current fiscal year to the last day of the month prior to the most recent distribution declaration date and not annualized.
(14) The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

          based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

     (b) On the inside front cover of each report provided to shareholders under Rule 30e-1 under the Act, a Fund will:

          (i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

          (ii) include the disclosure required by condition 2(a)(ii)(1) above;

          (iii) state, if applicable, that the Distribution Policy provides that the Fund's Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

          (iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable material consequences of such termination; and

     (c) Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

     (3) Disclosure to  Shareholders.  Prospective  Shareholders and Third Party

     Information Providers:

     (a) A Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication, other than a communication on Form 1099, about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to act on the Funds' behalf, to any Fund common shareholder, prospective common shareholder, or third-party information provider;

     (b) A Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information contained in such 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

     (c) A Fund will post prominently on its (or the Adviser's) website a statement containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

     (4) Delivery of 19(a) Notices to Beneficial Owners:

     If a broker, dealer, bank, or other person ("financial intermediary") holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of Fund shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

     (5) Additional Board Determinations for Funds Whose Common Stock Trades at a Premium: If:

     (a) A Fund's common stock has traded on the stock exchange that it primarily trades on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

     (b) A Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

     then:

          (i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Trustees:

               (1) will request and evaluate, and the Fund's adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy on the Fund's common stock should be continued or continued after amendment;

               (2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

               (A)  whether  the  Distribution   Policy  is  accomplishing   its
          purpose(s);

               (B)  the   reasonably   foreseeable   material   effects  of  the
          Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

               (C) the Fund's current distribution rate on its common stock, as described in condition 5(b) above, compared to the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Fund's Board deems appropriate; and

               (3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

          (ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

          (6) Public Offerings: A Fund will not make a public offering of its common stock other than:

          (a) a rights offering below NAV to holders of the Fund's common stock;

          (b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

          (c) an offering other than an offering described in conditions 6(a) and 6(b) above, unless, with respect to such other offering:

               (i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date(15), expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date(16); and

               (ii) the transmittal letter accompanying any Fund's registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each
          year,  and  as  frequently  as  distributions   are
______________
(15) If the Fund has been in operation
fewer than six months, the measured period will begin immediately following the Fund's first public offering.
(16) If the Fund has been in operation fewer than five years, the measured period will begin using the NAV immediately following the Fund's first public offering.

          specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

               (7) Amendments to Rule 19b-1:

               With respect to relief granted hereunder applicable to the Funds' common stock, the requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies such as the Funds to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

V. APPLICABLE PRECEDENT.

     The Commission has granted relief substantially similar to that applied for herein on several recent occasions. See, ING Clarion Real Estate Income Fund, et al., Investment Company Act Rel Nos. IC-28329 (July 8, 2008) (notice) and IC-28352 (August 5, 2008) (order) (order permitting closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year and as frequently as distributions are specified in the terms of any outstanding preferred stock) and The Mexico Fund, et al., Investment Company Act Rel Nos. IC-28332 (July 17, 2008) (notice) and IC-28357 (August 12, 2008) (order) (order permitting a closed-end investment company to make periodic distributions of long-term capital gains with respect to its outstanding common stock as frequently as twelve times each year).

VI. PROCEDURAL COMPLIANCE.

     At meetings duly held on July 26, 2007, with respect to MFS Government Markets Income Trust, and October 23, 2007, with respect to MFS Intermediate Income

Trust, the Board of the Applicant Funds adopted the following resolution authorizing the execution and filing of this Application.

                  RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission and any amendments to such application, in the name of and on behalf of the Trust, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), seeking exemptive relief for the Trust from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 promulgated thereunder, be, and it hereby is, approved.

     Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Declaration of Trust of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

     These   verifications   required  by  Rule  0-2(d)  are  attached  to  this
Application  as Exhibit A.

     Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

     1.   The address of each of the Applicants is as follows:

          Massachusetts  Financial  Services Company
          500 Boylston Street
          Boston, Massachusetts 02116

     2.   Any questions  regarding this Application  should be directed to:

          Mark N. Polebaum,  Esq.
          Executive  Vice  President  and  General  Counsel
          Massachusetts  Financial  Services Company
          500 Boylston Street
          Boston, Massachusetts 02116

                           AND

          Gregory D. Sheehan, Esq.
          Ropes & Gray LLP
          One International Place
          Boston, MA 02110-2624

VII. CONCLUSION.

     On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common stock consisting in whole or in part of long-term capital gains as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common stock calling for periodic distributions of an amount equal to at least a fixed percentage of such Fund's net asset value or market price per share of common stock or at least a minimum fixed dollar amount per year. In addition, in order to comply with the terms of any specified periodic payment policy with respect to the Funds' preferred shares, if applicable, Applicants also request an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on any series of its preferred stock consisting in whole or in part of long-term capital gains as frequently as specified by or pursuant to the terms of such series so long as it complies with the conditions of the Order and so long as it maintains in effect a distribution policy with regard to such series of preferred stock calling for periodic dividends in an amount equal to a specified percentage, whether such specified percentage is determined at the time such preferred stock is initially issued, pursuant to periodic remarketings or auctions or otherwise.

                                    * * * *

                                    MFS GOVERNMENT MARKETS INCOME TRUST
                                    MFS INTERMEDIATE INCOME TRUST


                                    By:    SUSAN NEWTON
                                    Name:  Susan Newton
                                    Title: Assistant Secretary
                                    Date:


                                    MASSACHUSETTS FINANCIAL SERVICES COMPANY


                                    By:    MARK N. POLEBAUM
                                    Name:  Mark N. Polebaum
                                    Title: Executive Vice President and General
                                           Counsel
                                    Date:

                                LIST OF EXHIBITS


Exhibit A

     1.   Verification   of  MFS   Government   Markets  Income  Trust  and  MFS
          Intermediate Income Trust


     2.   Verification of Massachusetts Financial Services Company



Exhibit B - Board of Trustees Resolution

                                                                     EXHIBIT A-1
                                  VERIFICATION


The undersigned states that she has duly executed the foregoing Application for and on behalf of MFS Government Markets Income Trust and MFS Intermediate Income Trust (the "Funds"); that she is the Assistant Secretary of the Funds; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.



                                    SUSAN NEWTON
                                    Susan Newton
                                    Assistant Secretary


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                                                                    EXHIBIT A-2
                                  VERIFICATION


The undersigned states that he has duly executed the foregoing Application for and on behalf of Massachusetts Financial Services Company ("MFS"); that he is an Executive Vice President and the General Counsel of MFS; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.



                                    MARK N. POLEBAUM
                                    Mark N. Polebaum
                                    Executive Vice President and General Counsel


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                                                                      EXHIBIT B

                   Authority to Apply for SEC Exemptive Relief

                  RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission and any amendments to such application, in the name of and on behalf of the Trust, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), seeking exemptive relief for the Trust from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 promulgated thereunder, be, and it hereby is, approved.

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